UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 3)
TENDER OFFER STATEMENT
UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

FACTORY CARD & PARTY OUTLET CORP.
 (Name Of Subject Company (Issuer))

AMSCAN HOLDINGS, INC.
AMSCAN ACQUISITION, INC.
 (Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share
(Title of Class of Securities)

303051106
 (CUSIP Number of Class of Securities)

Michael Correale
Amscan Holdings, Inc.
80 Grasslands Road, Elmsford, New York 10523
(914) 345-2020
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

with copies to:

David C. Chapin
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
Telephone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation* $70,590,003	Amount Of Filing Fee** $2,167.11

*	Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. The transaction value is based upon the offer to purchase 4,282,082 shares of common stock of Factory Card & Party Outlet Corp. at a purchase price of $16.50 cash per share. Such number of shares of common stock represents the total of 3,386,117 issued and outstanding shares of common stock, outstanding options with respect to 687,901 shares of common stock, and outstanding warrants with respect to 204,164 shares of common stock, in each case as of September 27, 2007.

**	The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $30.70 per $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.: Filing Party: Date Filed:	$2,167.11 Schedule TO-T Amscan Holdings, Inc. October 1, 2007

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☒ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

     This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 1, 2007 and amended by Amendment No. 1 filed on October 19, 2007 and Amendment No. 2 filed on November 6, 2007 (the “Schedule TO”) relating to a tender offer by Amscan Acquisition, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Amscan Holdings, Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Factory Card & Party Outlet Corp., a Delaware corporation (the “Company”), at a purchase price of $16.50 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 1, 2007, as amended by the Schedule TO on October 19, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, collectively constitute the “Offer”).

     Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase and the Schedule TO.

     The Items of the Schedule TO, which incorporate by reference information contained in the Offer to Purchase and Letter of Transmittal, are hereby amended and supplemented as follows:

ITEM 11. ADDITIONAL INFORMATION

     Item 11 of this Schedule TO is hereby amended and supplemented by adding the following:

     The subsequent offering period expired at 11:59 p.m., Eastern time, on Thursday, November 15, 2007. According to the Depositary for the Offer, as of such time approximately 3,182,850 Shares were tendered pursuant to the Offer and not withdrawn, including 2,987,932 Shares tendered during the initial offering period and 194,918 Shares tendered during the subsequent offering period, all of which represent approximately 92.6% of all outstanding Shares. Purchaser accepted and promptly paid for all Shares tendered during the initial offering period. Purchaser accepted for payment Shares tendered during the subsequent offering period pursuant to the terms of the Offer. Payment for Shares accepted for payment during the subsequent offering period will be made promptly.

     On November 16, 2007, AAH Holdings Corporation, the parent of Parent, and the Company issued a press release announcing the results of the subsequent offering period and Purchaser’s intention to acquire all of the remaining outstanding Shares by effecting a “short-form” Merger under Delaware law without action by any other stockholder, as Purchaser has acquired more than 90% of the outstanding Shares. In the Merger, Purchaser will merge with and into the Company and the Company will become a direct wholly-owned subsidiary of Parent. In the Merger, each Share of the Company’s outstanding common stock will be cancelled and (except for Shares held by Parent, its subsidiaries or stockholders properly exercising statutory appraisal rights under Delaware law) will be converted into the right to receive $16.50 per Share, net to the seller in cash, without interest and less any required withholding taxes.

     The full text of the press release issued by AAH Holdings Corporation and the Company on November 16, 2007 is filed as Exhibit (a)(5)(D) to this Schedule TO and is incorporated herein by reference.

ITEM 12. EXHIBITS

     Item 12 of the Schedule TO is hereby amended and supplemented by the addition of Exhibit (a)(5)(D) and, as so amended, is restated as follows:

(a)(1)(A)	Offer to Purchase dated October 1, 2007, as amended. +

(a)(1)(B)	Form of Letter of Transmittal, as amended. +

(a)(1)(C)	Form of Notice of Guaranteed Delivery. +

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees. +

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees. +

(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. +

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(A)	Joint Press Release issued by AAH Holdings Corporation and Factory Card & Party Outlet Corp. dated
September 18, 2007 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form
8-K filed by Amscan Holdings, Inc. with the Securities and Exchange Commission on September 18, 2007).

(a)(5)(B)	Summary Advertisement published in the Wall Street Journal on October 1, 2007. +

(a)(5)(C)	Joint Press Release issued by AAH Holdings Corporation and Factory Card & Party Outlet Corp. dated
November 6, 2007. ++

(a)(5)(D)	Joint Press Release issued by AAH Holdings Corporation and Factory Card & Party Outlet Corp. dated
November 16, 2007. Filed herewith.

(b)	ABL Credit Agreement dated May 25, 2007 (incorporated herein by reference to Exhibit 10.02 to the
Current Report on Form 8-K filed by Amscan Holdings, Inc. with the Securities and Exchange
Commission on June 1, 2007, as amended).

(d)(1)	Agreement and Plan of Merger dated September 17, 2007, by and between Amscan Holdings, Inc.,
Amscan Acquisition, Inc. and Factory Card & Party Outlet Corp. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Amscan Holdings, Inc. with the
Securities and Exchange Commission on September 18, 2007).

(d)(2)	Confidentiality Agreement dated April 24, 2007 by and between AAH Holdings Corporation and
Goldsmith, Agio, Helms, & Lynner LLC. +

(d)(3)	Factory Card & Party Outlet Corp. Amended and Restated Executive Severance Plan, effective as of
September 17, 2007 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form
8-K as filed by Factory Card & Party Outlet Corp. on September 18, 2007).

(d)(4)	Senior Executive Agreement dated September 17, 2007 among Factory Card & Party Outlet Corp.,
Factory Card Outlet of America Ltd., Amscan Holdings, Inc. and Gary W. Rada (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K as filed by Factory Card & Party
Outlet Corp. on September 18, 2007).

(d)(5)	Senior Executive Agreement dated September 17, 2007 among Factory Card & Party Outlet Corp.,
Factory Card Outlet of America Ltd., Amscan Holdings, Inc. and Timothy F. Gower (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K as filed by Factory Card &
Party Outlet Corp. on September 18, 2007).

(d)(6)	Senior Executive Agreement dated September 17, 2007 among Factory Card & Party Outlet Corp.,
Factory Card Outlet of America Ltd., Amscan Holdings, Inc. and Michael Perri (incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K as filed by Factory Card & Party
Outlet Corp. on September 18, 2007).

(d)(7)	Executive Agreement dated September 17, 2007 among Factory Card & Party Outlet Corp., Amscan
Holdings, Inc. and Timothy J. Benson (incorporated herein by reference to Exhibit 10.5 to the
Current Report on Form 8-K as filed by Factory Card & Party Outlet Corp. on September 18, 2007).

(d)(8)	Primary Supply and Consignment Agreement dated January 26, 2006 between Factory Card & Party
Outlet Corp. and Amscan Holdings, Inc. (incorporated herein by reference to Exhibit 10.30 to the
Annual Report on Form 10-K as filed by Factory Card & Party Outlet Corp. on April 19, 2006).

(g)	None.

(h)	None.

+	Previously filed on October 1, 2007.

++	Previously filed on November 6, 2007.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMSCAN HOLDINGS, INC.

Dated:	November 16, 2007	By: /s/ Michael Correale Name: Michael Correale Title: Chief Financial Officer

AMSCAN ACQUISITION, INC.

Dated:	November 16, 2007	By: /s/ Robert J. Small Name: Robert J. Small Title: President

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